Exhibit 12-52

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In millions)
Earnings:
Pretax earnings	$830	$741	$768	$704	$711
Adjustments	(11)	(7)	(7)	(2)	(4)
Fixed Charges	267	281	286	310	328
Net earnings	$1,086	$1,015	$1,047	$1,012	$1,035

Fixed Charges:
Interest expense	$247	$264	$269	$287	$310
Adjustments	20	17	17	23	18
Fixed Charges	$267	$281	$286	$310	$328

Ratio of earnings to fixed charges	4.07	3.61	3.66	3.26	3.16